THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 10, 2008

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Cormac Mining Inc.
Form S-1 Registration Statement
File No. 333-153140

Dear Ms. Parker:

     In response to your letter of comments dated September 5, 2008, please be advised as follows:

Balance Sheet

     I disagree with your conclusion regarding the need for an audited balance sheet dated within 135 days of the registration statement’s effective date. It is my position that the interim unaudited financial statements filed with Cormac’s Form S-1 registration statement which are dated June 30, 2008 are in compliance with Rule 8.02 of Reg. S-X.

     Rule 8-02 of Reg. S-X states: “Smaller reporting companies shall file an audited balance sheet as of the end of each of the most recent two fiscal years, or as of a date within 135 days if the issuer has existed for a period of less than one fiscal year, and audited statements of income, cash flows and changes in stockholder’s equity for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in business).”

     You state that, “you have been in existence for a period of less than one fiscal year, and your audited balance sheet is dated December 31, 2007.” That statement is not accurate. The Company has been in existence more than one fiscal year. It has been in existence since January 17, 2007. It’s fiscal year end is December 31. It has completed one fiscal year: January 17 - December 31, 2007. Rule1.02(k) of Reg. S-X defines fiscal year as, “...the annual accounting period or, if no closing date has been adopted, the calendar year ending on December 31.”

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Cormac Mining Inc.
Form S-1 Registration Statement
File No. 333-153140
September 10, 2008
Page 2

     Based upon the foregoing, Cormac has been in existence for more than one year and has completed a fiscal year.

     Rule 8-02 was designed to require an audited balance sheet within 135 days of SEC effectiveness only where the first fiscal year end has not occurred. A company incorporated in February 2008 with a fiscal year end of December 31, 2008 that has an effective date of October 31, 2008 would be required to have audited financial statements dated within 135 days of its effective date because its first fiscal year end has not occurred.

     Where the first fiscal year end has occurred, even if the company has been in business less than 12 months, the company is only required to audit until the year end and thereafter may supply interim unaudited financial statements.

Yours truly,
The Law Office of Conrad C. Lysiak, P.S.

BY: CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:  Cormac Mining Inc.
           I Vellmer Inc.